UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

EnSync, Inc.

(Exact name of registrant as specified in charter)

Wisconsin	001-33540	39-1987014
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification Number)

N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin	53051
(Address of principal executive offices)	(Zip Code)

Frederick P. Vaske, Chief Administrative Officer    (262) 253-9800

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report

EnSync, Inc. (together with its consolidated subsidiaries, “EnSync” or the “Company”) evaluated its current product lines and determined that certain products the Company contracts to manufacture contained tin, tungsten, tantalum and/or gold (the “Conflict Minerals”) and that these Conflict Minerals were necessary to the functionality or production of those products. As a result, EnSync conducted a reasonable country of origin inquiry reasonably designed to determine whether any of the Conflict Minerals contained in EnSync’s products originated in the Democratic Republic of the Congo or any adjoining country (the “Covered Countries”) or were from recycled or scrap sources. Based on this reasonable country of origin inquiry, the Company was unable to determine that none of the Conflict Minerals originated in the Covered Countries or did come from recycled or scrap sources. For this reason, EnSync has filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD. A copy of the Conflict Minerals Report is publicly available at www.ensync.com.

Section 2 – Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EnSync, Inc.

Dated: July 6, 2017	By:	/s/ Frederick P. Vaske
	Name:	Frederick P. Vaske
	Title:	Chief Administrative Officer